Our Mission:

ChoiceOne is an independent, community based company. Our goal is to mutually enhance the financial well being of our clients, communities, employees, and shareholders. The ChoiceOne team is dedicated to be THE resource for financial services and solutions.



2001 SUMMARY
ANNUAL REPORT

ChoiceOne
FINANCIAL SERVICES, INC.
BANKING • INSURANCE • INVESTMENTS • MORTGAGES

Dear Shareholders,

The year 2001 will always be remembered as the year many of us personally strengthened or reconfirmed our patriotic roots. ChoiceOne Financial Services, Inc., spent much of the year rediscovering its strengths and implementing a renewed focus on the communities it serves. It is our belief strong communities need strong financial institutions.

Earnings for 2001 totaled $1,458,000 or $1.00 per share which represented a 4% decrease from the previous year. This occurred for two reasons. First, rapidly declining general market interest rates caused our assets to reprice faster than our liabilities. This created a smaller net interest margin environment. Secondly, loan losses were higher than we anticipated. Our net interest margin started to improve in late 2001 and we expect this trend to continue in 2002. In order to improve the quality of our assets, a considerable amount of energy was spent in 2001 reviewing and improving our lending practices. We expect steady progress in this area to continue in 2002.

Our noninterest income increased significantly during the last year primarily as a result of mortgage lending fees, which grew by 212% in 2001. We are pleased to note that our mortgage area has processed a new record dollar volume for the year 2001. At the same time, new product offerings have been developed and implemented, which we believe will add to our fee income. We expect both of these areas to continue to grow at a healthy pace in 2002. It is also important to note that noninterest expense was kept in check, experiencing only a 1% growth.

In keeping with our pledge to provide our clients with exceptional customer service, we have implemented the following:

- Formation of our mortgage company, ChoiceOne Mortgage Company of Michigan
- Check Imaging System
- Development and implementation of FreeChoice Checking
- Transcend Customer Information System
- Installation of a Toll-Free Phone Number
- Improvements to ChoiceNet, our Internet banking system
- An additional Automatic Teller Machine site in our Cedar Springs market

We also added human capital to the management team during the year: Jim Bosserd as President & C.E.O., Lee Braford returned as Vice President of Consumer Lending, Linda Kinney as Retail Sales Manager, Mike Feighan as Controller, and Lou Knooihuizen as Senior Loan Officer. We welcome the addition of Bruce Johnson to our Board of Directors. These individuals have many years of banking experience and will contribute to our team in the coming years.

We are all dedicated to making ChoiceOne a local company that our neighbors can count on for friendly, hometown service. We believe the challenges of 2001 made us stronger, and we expect that our response to these challenges will result in improved performance for 2002. We are pleased to share with you our ***Values Statement,*** which can be found on the opposite page. We invite you to make sure we live up to this statement. We look forward to 2002 with pride, optimism, and a renewed focus.

Sincerely,

James A. Bosserd
President & C.E.O.

Jon E. Pike
Chairman

On the cover...

The Cedar Springs Red Flannel Bed Race pits companies in a friendly competition during this famous festival. Pictured here are some of our staff members having fun as they race for a first place finish. The Cedar Springs staff invites you to stop by their office to view their handsome but "interesting looking" trophy!

Frank & Janet Vanderhyde have been in the dairy business for over 50 years. Pictured here is the original part of Spartan Farms, which Frank & Janet operate along with their son and his wife, Mark & Pat Vanderhyde. Spartan Farms, located in Algoma Township, has been a long-time banking and insurance client of ChoiceOne. We appreciate and recognize their success and continuing relationship.

Financial Highlights

	2001	2000	% Change
For the year (dollars in thousands)			
Net interest income	$ 7,603	$ 8,032	-5%
Provision for loan losses	**1,003**	1,075	-7%
Noninterest income	2,646	2,354	12%
Noninterest expense	**7,198**	7,111	1%
Income before income taxes	2,048	2,200	-7%
Income tax expense	**590**	674	-12%
Net income	1,458	1,526	-4%
Cash dividends declared	**995**	981	1%
Per share*			
Net income	$ 1.00	$ 1.05	-5%
Cash dividends	**.68**	.67	1%
Shareholders' equity	12.45	12.19	2%
At year end (dollars in thousands)			
Securities	$ 20,885	$ 14,155	48%
Gross loans	**165,823**	175,776	-6%
Deposits	155,975	157,504	-1%
Shareholders' equity	**18,273**	17,589	4%
Assets	197,791	201,194	-2%
Ratios			
Return on average assets	.73%	.77%	
Return on average shareholders' equity	**8.07%**	8.79%	
Dividend payout	68.24%	64.29%	
Shareholders' equity to assets (at year end)	**9.24%**	8.74%	

*** Per share amounts are retroactively adjusted for the effect of stock dividends and stock splits.***

Officers and Managers

ChoiceOne Financial Services, Inc.

Chairman of the Board
Jon E. Pike

President & Chief Executive Officer
James A. Bosserd

Secretary
Linda R. Pitsch

Treasurer
Thomas L. Lampen

Subsidiary
ChoiceOne Bank

Chairman of the Board
Jon E. Pike

President and Chief Executive Officer
James A. Bosserd

Senior Vice Presidents
Louis D. Knooihuizen – Senior Loan Officer
Linda R. Pitsch – Cashier

Vice Presidents
Lee A. Braford – Consumer Loans
Mary J. Johnson – Human Resources/Internal Audit
Linda G. Kinney – Retail Sales Manager
Thomas L. Lampen – Chief Financial Officer
Karen M. Stein – Mortgage Loans

Assistant Vice Presidents
Edward D. Berry – Commercial Loans
Michael F. Feighan – Controller
Dean A. Hanson – Commercial Loans
Jason J. Herbig – MIS/Network Officer

Branch Sales Managers
Scott A. Moore – Cedar Springs Office
Matthew D. Tolsma – Alpine and Plainfield Offices

Subsidiary
ChoiceOne Insurance Agencies, Inc.

President
James A. Bosserd

Senior Vice President
Kelly J. Potes, CFP – General Manager

Vice President
Jeffrey S. Bradford, CIC

Assistant Vice President
Dana L. (Ransom) Quick – Investment Officer

Secretary
Linda R. Pitsch

Treasurer
Thomas L. Lampen

Subsidiary
ChoiceOne Mortgage Company of Michigan

President
James A. Bosserd

Vice President
Karen M. Stein

Secretary
Linda R. Pitsch

Treasurer
Thomas L. Lampen

Personal Clients' Services

Deposit Services

- Checking Accounts
- Money Market Accounts
- Check Imaging Services
- Choice24 Hour Telephone Banking
- ChoiceCheck Debit Cards
- Savings Accounts
- Certificates of Deposit
- ChoiceCash ATM Cards
- ChoiceNet Internet Banking
- Overdraft Protection Plans
- Notary and Signature Guarantee Services
- Travelers' Checks
- Money Orders
- Coin Sorting, Counting and Wrapping Services
- Wire Transfers
- Foreign Money Access

Consumer Loans and Mortgages Services

- Credit Cards
- Automobiles and Trucks
- Recreational Vehicles & Equipment
- Home Equity & Home Improvements
- Personal Lines of Credit
- Educational Plans
- Mobile Homes
- Construction
- Residential
- Income Producing Properties
- Land Contract Collection Services

Insurance Protection Services

- Automobiles and Trucks
- Homeowners
- Personal Umbrella
- Boats and Recreational Vehicles
- Life and Long-Term Care
- Health and Disability

Investments and Planning Services

- Education
- Retirement
- Estate
- I.R.A.'s and Roth's
- Annuities
- Mutual Funds
- Money Market Investor Account
- Tax-Sheltered Investments
- Stock and Bond Trades

There are severe penalties for early withdrawals on Certificates of Deposit and Individual Retirement Accounts.

Member F.D.I.C.

Kelly Potes and Dana (Ransom) Quick are registered representatives of Woodbury Financial Services, Inc. Securities offered through Woodbury Financial Services, Inc., P.O. Box 64284, St. Paul, MN 55164, 1-800-800-2000. Member NASD, SIPC. Not F.D.I.C. Insured. Not obligations of ChoiceOne Bank. Not guaranteed by ChoiceOne Bank. May lose value, including the possible loss of principal amount invested. In this publication, this disclosure would pertain to the products listed under the sections "Insurance Protection Services," "Investments and Planning Services," "Commercial/Business Insurance Services," and "Employer Benefit Services."

ChoiceOne Financial Services, Inc., 109 E. Division St., P.O. Box 186, Sparta, MI 49345
Toll-Free 1-888-775-6687 • www.choiceone.com

Business Clients' Services

Commercial Loan Services

- Lines of Credit
- Term Loans
- Accounts Receivable & Inventory Financing
- Equipment Financing
- Mortgages
- Competitive Rates Fixed/Variable
- Construction Financing
- Agribusiness Loans
- Corporate Credit Cards
- SBA Guaranteed Loans
- Farm Service Agency Loans
- USDA Business & Industry Loans

Cash Management Services

- Business Checking and Savings Accounts
- Certificates of Deposit
- Sweep Accounts
- Payroll Direct Deposit
- Payment Collection
- Cash Consolidation
- Lockbox Services
- ChoiceNet Internet Banking
- Merchant Bankcard Services
- Coin Sorting, Counting, and Wrapping Services

Commercial/Business Insurance Services

- Property and Equipment
- Boiler and Machinery
- Inland Marine
- General Liability
- Worker's Compensation
- Key-Person Protection
- Buy-Sell Agreement Funding
- Bonds

Employer Benefits Services

- Group Health and Dental Plans
- 401(k) Plans and SEPs
- Pension and Profit-Sharing Plans
- Deferred Compensation
- Group Life and Disability Insurance Plans
- Cafeteria Benefit Plans

Sparta Education Foundation



L to R bottom row: Marialyce Zeerip, Linda Kinney, Carol Shirey
Standing: Joanne Brown, Andrew Zamiara, Carla Fraser

The mission of the Sparta Education Foundation is to make funds available for educational, literary, scientific and extra-curricular activities and to provide enrichment opportunities beyond the normal operating budget of the school district. ChoiceOne Financial Services, Inc., has been involved with the non-profit organization since its inception in 1991. Since then, the Foundation has awarded more than $125,000 to programs and teachers. Carol Shirey serves as President of the Foundation Board.

Our involvement with the Sparta Education Foundation is one important example demonstrating our commitment of resources, time, and talents to local organizations.

ChoiceOne Values Statement

ChoiceOne Financial Services – a premier provider of banking, insurance, mortgage and investment solutions. We value the relationships with our clients, the work of our employees, and the contributions we make to our communities.

Wherever we may be, we will always be representatives of ChoiceOne. We will demonstrate the highest ethical standards. We will treat our clients, employees, shareholders and communities with honesty, dignity, and respect.

As THE resource for financial services and solutions for our clients:

- We believe in the power of our clients' voice.
- We believe that providing professional service with a smile will forge lasting relationships.

As THE ChoiceOne Team:

- We are dedicated to excellence.
- We believe our employees are the foundation of our success.
- We will provide the work environment and tools that foster professional and personal growth.
- We will recognize and reward our team members whose contributions add value to the organization.
- We understand the importance of balance between work and family.
- We will be THE employer of choice.

As a good corporate citizen, we will strengthen the communities we serve by investing our resources, time, and talents.

We will maintain independence by providing value to our shareholders with financial results that exceed our peers.

We are ChoiceOne.

ChoiceOne Financial Services, Inc.
Directors



Frank G. Berris
President & Chief Executive Officer, American Gas & Oil Co., Inc. (Distributor of Petroleum Products)



James A. Bosserd
President & Chief Executive Officer, ChoiceOne Financial Services, Inc., and its Subsidiaries



Lawrence D. Bradford
Former President, ChoiceOne Insurance Agencies, Inc.



William F. Cutler, Jr.
Former Vice President, H.H. Cutler Company (Apparel Manufacturer)



Lewis G. Emmons
President, Emmons Development
President, Brat Development (Real Estate Development)



Stuart Goodfellow
Owner, Goodfellow Vending Services (Vending Company) and Goodfellow Blueberry Farms



Bruce A. Johnson
Vice President & Chief Financial Officer, Spartan Distributors (Lawn, Garden, Turf and Irrigation Equipment and Materials)



Paul L. Johnson
President, Falcon Resources, Inc. (Automotive and Furniture Design)



Jon E. Pike
C.P.A., Chairman, Beene Garter LLP (Certified Public Accountants)



Linda R. Pitsch
Secretary, ChoiceOne Financial Services, Inc., and Senior Vice President and Cashier, ChoiceOne Bank



Andrew W. Zamiara, R.Ph.
President & Manager, Momber Pharmacy and Gift Shop and Momber Hallmark

ChoiceOne
FINANCIAL SERVICES, INC.
BANKING • INSURANCE • INVESTMENTS • MORTGAGES